Exhibit 99.1
1Q 2010 Operating Performance April 13, 2010

^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

3 Production · Sales (in thousand ton) '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ Crude Steel Crude Steel 6,145 8,373 8,228 33.9% ^1.7% Blast Furnace 5,887 7,688 7,458 26.7% ^3.0% High-Mill - 239 318 - 33.1% S T S 258 446 452 75.2% 1.3% Finished Product Finished Product 5,802 8,027 7,694 32.6% ^4.1% F/P Sales Volume F/P Sales Volume 5,955 7,945 7,475 25.5% ^5.9% Domestic 4,102 5,196 5,025 22.5% ^3.3% Export 1,853 2,749 2,450 32.2% ^10.9% (%) (31.1) (34.6) (32.8) - - F/P Inventory F/P Inventory 814 435 578 ^29.0% 32.9% ? Maintained full production · sales with improved market condition ? 2.7Mt/m crude steel production & 2.5Mt/m product sales retained ? Sales volume dropped slightly due to scheduled maintenance of G) #2,3 HR * Maintenance period : G) #2 HR (Jan 11th ~ 17th), #3 HR (Feb. 2nd ~8th)

4 Sales by Product (in thousand ton) '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ Hot Rolled 1,651 2,131 1,730 4.8% ^18.8% Plate* 1,286 1,221 1,120 ^12.9% ^8.3% Wire Rod 432 508 503 16.4% ^1.0% Cold Rolled 1,920 3,126 3,148 64.0% 0.7% Electrical Steel 175 240 239 36.6% ^0.4% S T S 241 407 411 70.5% 1.0% Others 250 312 324 29.6% 3.8% Total 5,955 7,945 7,475 25.5% ^5.9% * Includes HR Plates * compared to the peak ('08.2Q) ? CR, STS increased due to strong demand industry (auto, appliance) (%) Utilization Ratio by Industry* (Domestic) '09.1Q 4Q '10.1Q Automobile Home Appliance Pipe Shipbuilding 72 100 96 85 86 94 61 100 100 82 92 84 '09.1Q 4Q '10.1Q '09.1Q 4Q '10.1Q '09.1Q 4Q '10.1Q

5 Income Summary (in billion KRW) '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ Revenue Revenue 6,471 7,288 6,950 7.4% ^4.6% CoGs CoGs 5,816 5,366 5,155 ^11.4% ^3.9% Operating Income Operating Income 373 1,587 1,447 287.9% ^8.8% OP Margin 5.8% 21.8% 20.8% - - Net Income Net Income 325 1,275 1,437 342.2% 12.7% ^ E B I T D A ^ E B I T D A 851 2,130 1,986 133.4% ^6.8% ? Over 20% op. margin maintained with higher export price, etc. '09.1Q 2Q 3Q 4Q '10.1Q Carbon Steel 987 810 783 792 798 Export (U$/t) 742 574 614 672 706 S T S 2,648 2,292 2,561 2,610 2,607 Average Sales Price (in thousand KRW/t)

6 '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ Revenue Revenue 6,471 7,288 6,950 7.4% ^4.6% Gross income (Gross Margin) Gross income (Gross Margin) 656 (10.1%) 1,922 (26.4%) 1,794 (25.8%) 173.5% - ^6.7% - G G & A G G & A 283 335 347 22.6% 3.6% Operating income (OP Margin) Operating income (OP Margin) 373 (5.8%) 1,587 (21.8%) 1,447 (20.8%) 287.9% - ^8.8% - Non-op income (expense) Non-op income (expense) 36 ^65 265 636.1% - Interest income Dividend income Equity method gain FX related gain Others ^17 46 121 ^120 6 ^4 - 3 133 ^67 ^1 68 55 134 9 - 47.8% ^54.6% - 50.0% - - 1,733.3% 0.8% - Net income (Profit Margin) Net income (Profit Margin) 325 (5.0%) 1,275 (17.5%) 1,437 (20.7%) 342.2% - 12.7% - (in billion KRW) Summarized Statement of Income (Parent Only)

7 Financial Structure (in billion KRW) '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ Assets Assets 37,235 39,993 41,167 10.6% 2.9% Current 13,267 12,918 13,584 2.4% 5.2% Non-current 23,968 27,075 27,583 15.1% 1.9% Liabilities Liabilities 9,680 9,042 9,239 ^4.6% 2.2% Debt 6,960 6,113 6,162 ^11.5% 0.8% Equity Equity 27,555 30,951 31,928 15.9% 3.2% ^ Debt / Equity ^ Debt / Equity 35.1% 29.2% 28.9% - - * 1Q major cash outflows (in billion KRW) : payment of dividend (500.7), payment of corporate tax (118.6) ? Remain sound as asset grew over 40tn KRW & leverage dropped

8 '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ Current assets Current assets Current assets 13,267 12,918 13,584 2.4% 5.2% Cash equivalent assets Cash equivalent assets 4,717 6,754 6,633 40.6% ^1.8% Notes receivable Notes receivable 2,879 2,684 2,793 ^3.0% 4.1% Inventory Inventory 5,319 2,996 3,398 ^36.1% 13.4% Long-term assets Long-term assets Long-term assets 23,968 27,075 27,583 15.1% 1.9% Investment securities Investment securities 8,755 10,213 10,311 17.8% 1.0% Fixed assets Fixed assets 14,978 16,646 17,062 13.9% 2.5% Total assets Total assets Total assets 37,235 39,993 41,167 10.6% 2.9% Liabilities Liabilities Liabilities 9,680 9,042 9,239 ^4.6% 2.2% Current liabilities Current liabilities 3,252 2,686 3,081 ^5.3% 14.7% Long-term liabilities Long-term liabilities 6,427 6,356 6,158 ^4.2% ^3.1% Interest bearing debt 6,960 6,113 6,162 ^11.5% 0.8% Equity Equity Equity 27,555 30,951 31,928 15.9% 3.2% Total liability & Equity Total liability & Equity Total liability & Equity 37,235 39,993 41,167 10.6% 2.9% (in billion KRW) Summarized Statement of Financial Position (Parent Only)

9 Consolidated Financial Summary (in billion KRW) '09.1Q '09.4Q '10.1Q Total 111 115 122 Domestic 37 41 41 Overseas 74 74 81 '09.1Q '09.4Q '10.1Q POSCO Zhangjiagang POSCO SS 6,145 128 172 8,373 206 206 8,228 208 203 (in thousand ton) ? Revenue increased due to solid market condition in steel sector No. Consolidated Subsidiaries Crude Steel Production '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q YoY QoQ I/S Revenue 8,788 9,715 9,881 12.4% 1.7% I/S OP Income (OP Margin) 586 (6.7%) 1,747 (18.0%) 1,530 (15.5%) 161.1% - ^12.4% - I/S Net Income 399 1,268 1,451 263.7% 14.4% B/S Assets 47,934 50,312 52,092 8.7% 3.5% B/S Liabilities 19,707 18,648 19,346 ^1.8% 3.7% B/S Equity 28,227 31,664 32,746 16.0% 3.4%

10 Consolidated Financial Summary (in billion KRW) Revenue Revenue Revenue OP Income OP Income OP Income '09.1Q '09.4Q '10.1Q '09.1Q '09.4Q '10.1Q Steel E & C Energy IT & Others 9,406 1,615 111 145 11,243 2,541 209 166 11,084 1,840 209 217 348 52 24 14 1,689 128 21 8 1,581 68 18 13 Consolidated Consolidated 8,788 9,715 9,881 586 1,747 1,530 Financial Structure by Sector Assets Assets Liabilities Liabilities Equity Equity '09.4Q '10.1Q '09.4Q '10.1Q '09.4Q '10.1Q Steel E & C Energy IT & Others 50,795 6,122 1,748 1,264 52,413 5,993 2,267 1,614 14,953 3,947 1,111 745 15,573 3,776 1,417 902 35,842 2,175 637 519 36,840 2,217 850 712 Consolidated Consolidated 50,312 52,092 18,648 19,346 31,664 32,746 Income by Sector (in billion KRW) * Includes inter-company transactions

^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan

12 ? Expand capacity & strengthen market base ? Domestic capacity expansion - P) New steelmaking plant (~Sept.'10, progress 77%) : capacity increase (4.65Mt/yr, +195Mt) - G) New plate plant (incl. steelmaking) (~Jul.'10, progress 91%) : capacity increase (+2Mt/yr) - G) #4 BF achieved 5Mt/yr capacity : 15,613t/d, new world record ? Strengthend long-term · stable sales base - Reinforce marketing to secure domestic market share : 47% ('09) ^ 50% ('10 target) · Promote field sales activities, revise marketing strategies for each industry - Expand sales to core · large customers : 12,519Kt ('09) ^ 14,180Kt ('10 target) · Long-term contract with major customers, provide better service (lead time, A/S, etc.) ? Strengthened market dominance for high-value-added products - Awarded 'supplier of the year' from global top automakers : GM (Mar, 3yr straight), Honda (Jan) - EVI activities with automakers in emerging countries : Iran Saipa, Malaysia Proton · MOU to participate in new model development (Jan) : apply HVA product (TWB, Hydroforming, etc.) Activities & Accomplishments

13 ? Invest for global growth ? Accelerate overseas upstream projects - India Orissa integrated mill : 1st stage 4Mt (total 12Mt planned) · Awaits supreme court's final ruling for PL, groundbreaking to start during 2H'10 - Indonesia integrated mill J/V : 1st stage 3Mt (total 6Mt) · Investment incentives negotiation w/ gov't in progress, set J/V (May~Jun), groundbreaking (Sept) ? Expand downstream facilities & sales bases - Start construction of India CGL (Mar.'10 ~ May.'12) : automotive steel 450Kt/yr - Expand SCM : start construction of US Alabama AAPC, China Tiangin CTPC#2 (total 42 1Q/e) - Enhance sales network : open Thailand POSCO-South Asia (Apr), Egypt Cairo Office (Apr) ? Invest in raw material mine development - Australia Roy Hill project : 1st acquired coversion right for 3.75% stake, total 15% planned · Expect to increase self-sufficiency ratio with 10Mt/yr of iron-ore procurement ('14~) Activities & Accomplishments

14 ? Promote new growth & green business ? Lay basis for comprehensive material business - Joint study with MLTM & KIGAM* on commercialization of marine Li. extracting tech. (Feb) - Signed MOU with RIST & Gangneung City for developing new Mg. smelting tech. (Mar) - POS-HiMetal start construction of Fe-Mn plant in Gwangyang (Apr) : 75Kt/yr (~Sept.'11) ? Invest in group synergy business - Sign share transfer agreement w/ Sungjin Geotec (Mar) : 40.5% stake *subject to BOD approval · Enhance E&C sector competency with equipment manufacturing specialty & global network ? Promote green growth business - Set target to cut CO2 emission by 9% per ton of crude steel by 2020 (vs.'07~'09 avg.) (Feb) · Reduce through gas-combined-power-generation, next-generation new steelmaking tech. etc. - Sign MOU with KAERI* to cooperate on nuclear technology (Mar) · Joint study on atomic-hydrogen-production-system, atomic materials * MLTM : The Ministry of Land, Transport and Maritime Affairs, * KIGAM :Korea Institute of Geoscience and Mineral Resources * KAERI : Korea Atomic Energy Research Institute Activities & Accomplishments

15 ? Strengthen cost & technology competitiveness ? 1Q cost saving : 322.3bn KRW (progress 28%) - Major activities : expand use of cheaper RM and by-products, etc. ? R&D investment for technology leadership - Expand development · sales of World Best & World First product : 995Kt, OPM 26% (1Q) · Heat-treatment free oil tubular API N80, Corrosion-resistance high Cr STS for exhausts, etc. - Develop low-cost·high-quality technology : 15 cases (1Q), expected savings 92.9bn KRW · Low-cost·high-quality coke production increase tech., Scale free tech of ultra-thin HRc., etc. 2007 2008 2009 2010 (target) (in billion KRW) Raw Material 905.9 Maintenance 70.8 Energy 78.8 Outsourcing, etc. 94.5 322.3 (result) 828.7 738.2 1,150.0 1,359.5 1,112.1 2006 Cost Savings Results & Target Activities & Accomplishments

16 ? No. 1 on most competitive company ranking (WSD, as of '10 Jan.) - Reclaim 1st rank in 6 years after '04 (perfect score in 6 categories among 23 criteria) ? 42nd Annual General Meeting of Shareholders ? Enhance group management & corporate governance - Restructure group organization into growth · customer · technology oriented structure - Adjust BOD size for efficiency : No. of directors 15 (inside 6, outside 9) ^13 (inside 5, outside 8) ? Pay dividend of KRW 8,000/share (include interim) - Payout Ratio : 19.4%, Dividend Yield : 1.29% (based on '09/e share price) Rank Rank Company Score Shipment (Mt/yr) Key competitiveness '09 '10 Company Score Shipment (Mt/yr) Key competitiveness 2 1 POSCO 7.84 35 strong financials, advanced tech, low cost 20 2 SAIL 7.41 14 capa. expansion, high growth mkt., RM sufficiency 6 6 Nucor 7.28 24 strong downstream, low country risk, advanced tech. 3 8 Baoshan 7.20 32 capa. expansion, high growth mkt., low labor cost 4 12 A-Mittal 7.10 129 production size, M&A·J/V strategy, cost saving 21 19 NSC 6.76 37 Strong downstream, domestic mkt dominance, labor Activities & Accomplishments

17 Activities & Accomplishments ? Preliminary Bid for Daewoo International ? Introduction - Bidding stake : 68.2% stake (KAMCO, etc.), range : 50%+1share ~ 68.2% ? Overview of Daewoo International (Business Division) - Trading : No.1 revenue among peers in Korea (KRW1.1bn in '09, 60% from steel/metal related) - E&P : 15 projects including Myanmar LNG, Madagascar Nickel, Australia Bituminous coal - Other : 24 investment businesses including 24% stake in Kyobo Life Insurance ? Synergetic Opportunities - Strengthened overseas marketing competency : strong sales network in emerging market - Enhanced group growth synergy: promote package deal, resource development business ? Timeline - Preliminary bid (Mar.15th) ^ Select final bid candidates (POSCO, Lotte, Ji-Han consortium) (Mar.26th) ^ Pre. due diligence (Mar.26th~Apr.22nd)^Final bid (Early May)^Select Preferred Bidder (Mid May)

Subsidiaries' Key Activities

Steel

- **POSCO SS, Invest in Vietnam electric furnace project**
  - To produce 1Mt/yr of long product (target to receive local investment admission by Apr '10)
- **POSCO C&C, found R&D center to develop core surface treatment tech**
  - Key study area : steel product for LED, displays, AL-STS for auto exhausts, etc.

E&C

(POSCO E&C)

- **Receive order for Chile Santa Maria Ⅱ 400MW coal power plant** (U$ 700mn)
- **Receive order for Cambodia Vattanac Capital Tower Project** (U$ 66mn)

Energy

(POSCO Power)

- **Construction of Incheon power plant (1st 1,200MW, 2,400MW ~'15)**
  - Period : Dec.'08 ~Jun.'11, progress 86.2%
- **Accelerate fuel-cell business**
  - Start construction of Stack plant (100MW/yr - Full Capacity) (Apr 7th '10)

ICT

(POSCO ICT)

- **Lay foundation on building Smart Grid infrastructure business**
  - Collect business reference by running test complex in Jeju (Feb.'10 ~ May '13)
  - Establish Smart Industry for G) hydrogen plant (Feb.'10 ~ 1H '13)
- **Promote business on safety-control-facilities for nuclear power plant**
  - Seek to sign contract on supplying Ul-Jin #1,2 facility

18

^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan

20 Global Steel Market Trend & Outlook ? Prod'n · utilization ratio increased, steel price surged since March ? Demand to stay firm globally, expecting over 10% increase Demand Trend in Major Countries * WSD (Mar.'10), Eurofer(Feb.'10), POSRI(Mar.'10) 2008 2009 2010 2008 2009 2010 YoY U.S 110 66 88 34% EU 188 122 137 12% China 435 542 570~585 5~8% India 51 55 63 14% World 1,200 1,117 1,230~1,270 10~14% Demand Forecasts by Countries (in million ton) * worldsteel (Mar.'10) (%) Crude Steel Production Increase Rate (YoY) 80 Regional HRc Spot Price Utilization Ratio Crude Steel Prod'n & Utilization Ratio * CRU, Mysteel (Mar.'10) (U$/t) E.U (Germany) China (Shanghai) U.S 62 78 -24 24 31 (%) Steel demand increase rate (China) S/C shipment increase rate (U.S) * YoY * MSCI, worldsteel (Mar.'10)

China Steel Market Trend & Outlook

- **Steel price continued rising due to RM price hike & lower inventory**
  - Spot price for iron-ore & coal rose quickly since March
  - Steel inventory dropped for last 4 weeks : 19Mt (Mar 5th) →18 (Mar 19th) → 17 (Apr 2nd)

- **Strong steel price to remain with economy growth & solid demand**
  - Anticipate quick economy growth : auto +13%, construction +6%, machinery +7% (YoY)
  - Expect 5~8% increase in steel consumption

Steel Price vs. Iron-ore Price


(US$/t)
700
650
600
550
500
450
400
(US$/t)
120
110
100
90
80
70
60
50
Iron Spot Price (Left)
HRc Price in China (Right)
'09.1
3
5
7
9
11
'10.1
3

* Mysteel, CRU(Mar.'10)

Steel Demand Forecast


(in million ton)
*YoY
435
542
570
580
585
3%
25%
5.4%
7.0%
8.0%
WSD
POSRI
SBB
'08
'09(F)
'10(F)

21

22 Domestic Steel Market Outlook ? Steel consumption to rise by 13% as consuming industry recovers Consuming Industry Outlook Auto Ship- building ? Prod'n to grow by 7.5% w/ export recovery, despite weaker domestic mkt. - Auto production (in thousand unit) : 3,513 ('09) ^ 3,777 ('10) ? Shipbuilding volume to decline due to order decrease & delivery delay - Shipbuilding (in million GT) : 29.3 ('09) ^ 23.9 ('10) * POSRI(Apr.'10) ? New capacity leads supply increase by 13%, import decrease Supply & Demand Forecast (in thousand ton) 2008 2009 2010 2008 2009 1H 2H 2010 YoY Apparent Demand Apparent Demand 58,571 45,411 24,909 26,421 51,329 13.0% Export Export 20,787 20,541 10,641 11,225 21,866 6.5% Production Production 64,357 56,919 30,633 33,642 64,275 12.9% Import Import 15,001 9,033 4,916 4,004 8,920 -1.2% Incl. semi-products 28,941 20,581 9,607 9,313 18,920 -8.1% * POSRI(Apr.'10) Home Appliance ? Production to rise by 12.9% with strong domestic · export market - Production* (in million) : 21.9 ('09) ^ 24.8 ('10) * 5 Major products (LCD TV, Fridge, Laundry, etc.)

23 Raw Material ??? Coal Iron Ore ? Tight S/D due to rising demand in China - Demand grow in ex-China regions as well (EU) - Spot price rise sharply with expectation of economy recovery ? Major 3 demanding quarter index pricing - Agreed on 2Q provisional price with Vale : $110/t (+86%) ? Tight supply and demand condition - Poor weather cause infrastructure issue in Aus. - Spot price kept rising with fierce competition among steelmakers to secure volume ? Quarter pricing for 2Q partly applied - HCC U$200/t (+55%), PCI U$170/t (+89%) - Semi-Soft Coal in progress U$167/t (+109%) 2008 2009 2010 2011 2012 Demand(a) Demand(a) 846 932 1,020 1,117 1,210 China 438 623 652 728 806 Supply(b) Supply(b) 856 944 1,017 1,108 1,202 (b) - (a) (b) - (a) 10 12 -3 -9 -8 * Source : Macquarie Research (Mar.'10) '08 '09 '10 '11 '12 Demand (a) 223 206 245 261 278 Supply (b) 223 206 240 261 280 (b) - (a) - - -5 -1 3 (in million ton) (in million ton) * Source : Macquarie Research (Mar.'10) Iron Ore S/D Forecast Coal S/D Forecast

24 Stainless Steel Market Trend ? Int'l price remains high due to RM price hike & STS demand growth expectation - E.U : recovery mainly from auto, appliance - China : turned soft due to gov't exit strategy - '10.1Q price increase : E.U 25%, China 15% ? Global market to improve as demand from E.U & America region recover (U$/t) 11? 12 '09.1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 ?? 2708 2450 2303 1970 1914 1882 2010 2307 2611 2860 3200 3200 3100 2800 2800 3000 3090 3490 ?? 2277 2190 2137 2024 1932 2079 2206 2444 2553 2980 2580 2557 2471 2607 2769 2843 2900 3000 '09.Jan Apr Dec '10.Apr 2,300 2,140 3,200 3,490 2,980 2,610 3,000 China E.U Aug 2,800 Sept 1,880 1,930 Nickel · Chrome (in thousand ton) ? Nickel - Accompanied by strong commodity market, price rose sharply due to economy recovery & and expectation of strong STS demand - Price to remain between U$23~25K/t in '10 ? Chrome - S/D condition to improve w. demand driven supply - Price to rise from '09 as processing cost increase * Source : Macquarie (Mar.'10), CRU (Feb.'10) 2007 2008 2009 2010 Ni. Demand (a) 1,319 1,284 1,318 1,432 Ni. Supply (b) 1,405 1,392 1,328 1,379 Ni. (b) - (a) 86 108 10 -53 Cr. Demand (a) 7,598 6,781 6,629 7,762 Cr. Supply (b) 7,692 7,544 5,783 8,047 Cr. (b) - (a) 94 764 -846 285 STS STS CR Spot Price Trend Ni · Cr S/D Forecast

^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2010 Business Plan

26 2009 2010 • Crude Steel Production - Consolidated 29.5 31.1 34.5 36.1 • Finished Product Sales 28.4 32.4 • Sales Revenue - Consolidated 27.0 36.9 31.9 45.2 • Investment 4.9 9.0* * Investment: CAPEX (4.9tn), Overseas Steel (0.8tn), Energy (0.3tn), Growth (3.0tn) (in million ton, trillion KRW) The data above represents the company's internal objectives, thus should not be used as a basis for investment decisions. 2010 Business Plan (Financials)

1Q 2010 Operating Performance April 13, 2010